June 22, 1999



John W. Henry & Company, Inc.
One Glendinning Place
Westport, Ct. 06880
Attn: Ms. Beth Kenton


         Re:      Management Agreement Renewal
                  Smith Barney Mid-West Futures Fund L.P. II

Dear Ms. Kenton:

We are writing with respect to your management agreement concerning the commodity pool to which reference is made above (the "Management Agreement"). We are extending the term of the Management Agreement through June 30, 2000 and all other provisions of the Management Agreement will remain unchanged.

Please acknowledge receipt of this modification by signing one copy of this letter and returning it to the attention of Mr. Daniel Dantuono at the address above or fax to 212-723-8985. If you have any questions I can be reached at 212-723-5416.

Very truly yours,

SMITH BARNEY FUTURES MANAGEMENT INC.



By:
         Daniel A. Dantuono
         Chief Financial Officer,
         Director & Treasurer

RECEIVED

JOHN W. HENRY & COMPANY, INC.


By:

Print Name:

DAD/sr